Nuveen Commodities Asset Management, LLC

333 West Wacker Drive, Suite 3300

Chicago, Illinois 60606

(877) 827-5920

December 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Withdrawal of Request for Withdrawal of Nuveen Diversified Commodity Fund Registration Statement on Form S-3 (File No. 333-205590)

Ladies and Gentlemen,

In accordance with communications with Ms. Stacie Gorman of the Securities and Exchange Commission (the “Commission”) staff, Nuveen Diversified Commodity Fund (the “Fund”) hereby requests withdrawal of the request for withdrawal of the Registration Statement on Form S-3 (File No. 333-205590), submitted by the Fund on December 21, 2016. The Fund intends to submit a new request for withdrawal to the Commission.

Should you have any questions or require additional information, please do not hesitate to contact J. Craig Walker of K&L Gates LLP or David P. Glatz of Stradley Ronon Stevens & Young, LLP, external counsel to the Fund, at (312) 807-4321 or (312) 964-3502, respectively.

Sincerely,

NUVEEN DIVERSIFIED COMMODITY FUND

By:	NUVEEN COMMODITIES ASSET MANAGEMENT, LLC, its manager

By:	/s/ William Adams IV
Name:	William Adams IV
Title:	President (Principal Executive Officer)